EXHIBIT 99.1

Hydrogenics Mourns Passing of Board Member Norman Seagram

MISSISSAUGA, Ontario, May 31, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), Hydrogenics Board of Directors and Employees are deeply saddened to announce the passing of our friend and board member Mr. Norman Seagram this past Monday, May 27th.

Throughout his career, Norman distinguished himself as a person who leads with integrity and character in such a way which others are inspired to follow. He has always displayed selflessness in his service that puts the needs and interests of others first. Throughout his life, he has displayed a vigour and energy that would rival any of his contemporaries.

Norman Seagram joined the Hydrogenics Board of Directors in 1998 and shortly after was elected chair as the company prepared for its Initial Public Offering. He has had a distinguished career as an engineer and executive holding the role of President & CEO of The Molson Companies, Air Liquide Canada and Skydome and Vice Chair Tennis Canada. In addition, he has demonstrated dedicated service on several charitable boards including Chair, Toronto Symphony Foundation; Director, Toronto Symphony Orchestra; and trustee of both Harbourfront Foundation and Trinity College School. He has also served on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto and INSEAD, Fontainebleau, France. He is a former director of the Toronto Economic Development Corporation (TEDCO).

Since joining us more than 15 years ago, Norman served the board as a wise and experienced guide and thoughtful source of insight. At the recent Annual General Meeting held on May 8th, the Board of Directors, in special recognition of his service to the company, appointed him Honorary Chairman Emeritus of the Board of Directors of Hydrogenics.

In addition, the board established The Norman M. Seagram Employee Recognition Award to be presented each year to a Hydrogenics Employee who has exemplified the values and character of Norman Seagram -- most notably Leadership, Service and Energy. In consideration of Norman's dedication to community service and charities, the award comprises a recognition award to the recipient and a $1000 donation to be assigned to the charity of the recipient's choice.

Hydrogenics extends its condolences to Norman's wife Joyce and their family.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com